UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

                                          For Period Ended: June 30, 2005                             SEC FILE NUMBER 033-22128-D
                                                                                                                      CUSIP NUMBER 65336B 20 2
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
Full Name of Registrant                                              Nexia Holdings, Inc.

Former Name if Applicable                             N/A

Address of Principal Executive Office:            59 West 100 South, Second Floor
                                                                                Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Due to the Company relocating its corporate headquarters during the last quarter of 2004 and the subsequent delay in the preparation and filing of its annual report for the year ended December 31, 2004, the Company has faced unavoidable delays in the timely preparation of the information required by its 10-QSB for the second quarter of 2005 and that 10-QSB cannot be timely completed without unreasonable effort or expense to the company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

  Richard D. Surber  President           (801)575-8073
                               (Name)              (Title)         (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

( X ) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( X ) Yes ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                                            Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2005  By: /s/ Richard Surber .
                                            Name: Richard D. Surber
                                            Title: President

Anticipated Change in the results of operations:

As a result of the sale of the Glendale Shopping Center by Nexia’s subsidiary West Jordan Real Estate Holdings, Inc. it is anticipated that the results of operation for Nexia on a consolidated basis will result in a significant decrease in losses due to the costs related to operation of that center and the realization of profit from the sale of that property during the second quarter of 2005.. The estimated total of profit expected for the second quarter of 2005 is approximately $600,000 and the total comprehensive losses as reported for the second quarter of 2004 were $397,671. For the six month period ended June 30, 2005 the estimated profit number will be $186,925 compared to total comprehensive losses of $1,149,236 for the six month period ended June 30, 2004.